LIGHTWAVE LOGIC, INC.

831 Lefthand Circle, Suite C

Longmont, CO 80501

June 17, 2016

Via EDGAR

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Lightwave Logic, Inc.
Post-Effective Amendment to Form S-1
Filed June 7, 2016
File No. 333-206059

Dear Ms. Long:

We are providing the Company’s response to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated June 16, 2016 regarding the Company’s Post-Effective Amendment to Registration Statement on Form S-1 as filed with the Commission on June 7, 2016 (the “Post-Effective Amendment”).  For the convenience of the Commission, the comment is repeated verbatim with the Company’s response immediately following.

COMMENT 1:

We note that your registration statement, File No. 333-206059, was declared effective on August 11, 2015. That registration statement included your audited financial statements for the year ended December 31, 2014. The post-effective amendment filed on June 7, 2016 was your first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether you have made offers and sales during the period in which your audited financial statements were not current. If yes, please provide us with a legal analysis of your compliance with Section 5 of the Securities Act.

RESPONSE:

Our registration statement relates solely to the resale of shares of the Company’s common stock by selling securityholders. To the Company’s best knowledge, none of the selling securityholders, whose shares were registered for resale pursuant to the registration statement, offered or sold any of their shares during the period in which our financial statements that were included in our registration statement were not current.

Pamela A. Long

U.S. Securities and Exchange Commission

June 17, 2016

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Thomas E. Zelibor

Thomas E. Zelibor
Chief Executive Officer
Lightwave Logic, Inc
1831 Lefthand Circle, Suite C
Longmont, CO 80501